SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-12536

                           NOTIFICATION OF LATE FILING

                                  (Check One):
     |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

                      For Period Ended: September 30, 2003

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

                        For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                             SECURED SERVICES, INC.
                             Full Name of Registrant

                          SOUTHERN SOFTWARE GROUP, INC.
                            Former Name if Applicable

                     1175 North Service Road West, Suite 214
            Address of Principal Executive Office (Street and Number)

                        Oakville, Ontario, Canada L6M 2W1
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

      (Check appropriate box.) |X| Yes |_| No

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      During the quarter ended September 30, 2003, the registrant closed on (i) a Merger and Reorganization Agreement and in connection therewith replaced all of its management, executive officers, Board of Directors and adopted a new operating business and (ii) a major private placement financing. In addition, the registrant is currently in the process of reorganizing its financial and accounting staff as a result of the aforementioned merger. Due to the foregoing factors the registrant was unable to complete its financial statements for the quarterly period ended September 30, 2003, and believes that the quarterly report for such period will be available for filing on or before November 19, 2003.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Stephen A. Zelnick                   (212)              838-8040
      ------------------                -----------------------------------
      (Name)                            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant anticipates that the results of operations for the registrant for the three and nine month periods ended September 30, 2003 will be materially different from the same periods in the prior year. For the three month period ended September 30, 2003, the registrant expects to have an unaudited net loss of approximately $175,000, compared to an unaudited net income of $100,522 for the three month period ended September 30, 2002. For the nine month period ended September 30, 2003, the registrant expects to have an unaudited net loss of approximately $364,000, compared to an unaudited net loss of $87,251 for the nine month period ended September 30, 2002.

                             SECURED SERVICES, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  11/14/03                          By:  /s/ John Day
                                           -------------------------------------
                                        Name: John Day
                                        Title: Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)


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